

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2013

<u>Via E-mail</u>
Benjamin Miller
Fundrise Manager 906 H Street NE, LLC
7400 Beaufront Springs Drive
Suite 300
North Chesterfield, VA 23225

> **Re: Fundrise 906 H Street, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 22, 2013**
> **File No. 024-10325**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

<u>The Manager, page 19</u>

1.   We note your disclosure on page 12 of the financial statements that Westmill has assigned its rights under the Fundrise 906 H Street NE, LLC Operating Agreement to Rise Companies Corp. for ongoing fees and your disclosure on page 13 of the financial statements that Rise Companies Corp. advanced $26,510 to the company on a short term basis. Please revise your disclosure regarding the Manager to briefly describe the relationship between you and Rise Companies Corp., including identifying the individuals that have investment control of Rise Companies Corp. In addition, please clarify whether Rise Companies is currently performing the obligations of Manager, whether it is entitled to all the fees listed on page 19 and the material terms of any assignment to Rise Companies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding the financial statements and related matters. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Senior Counsel